Exhibit 99.1
TTI- Telecom

Investor Relations Director: Rebecca Aspler
May 25, 2010
8:00 a.m. CT

Operator:
Good morning.  My name is (Wes) and I will be your conference operator today.  At this time, I would like to welcome everyone to the TTI Telecom Q1 2010 Earnings conference call.  All lines have been placed on mute to prevent any background noise.

After the speakers' remarks there will be a question and answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.  Thank you.

I'd now like to turn the conference over to Rebecca Aspler, Investor Relations Director. Please go ahead, ma'am.

Rebecca Aspler:
Thank you, (Wes) and welcome to our First Quarter 2010 Financial Results conference call.  This Rebecca Aspler, Investor Relations Director at TTI Telecom.  With me on the call today are Meir Lipshes, Chairman and CEO, Tali Tueg-Cohen, CFO, and Avner Amran, COO.

By now you should have all received our first quarter 2010 earnings press release, which was issued earlier this morning.  If you have not received the release, please refer to the company's Web site.  Before we begin, I'd like to remind you that during this conference call management may make certain forward-looking statements.

These forward-looking statements involve a number of risks and uncertainties, including but not limited to product demand, pricing, market acceptance,

changing economic conditions, risks in product and technology development, the effect of the company's accounting policies, as well as certain other risk factors, which are detailed in the company's SEC filings.

Having said that, I would like now to turn the call over to Meir, Tali and Avner for a review of the quarter results.  Following these prepared remarks, we will be happy to take any questions you may have.  Meir?

Meir Lipshes:
Thank you and welcome to our Q1 conference call.  First quarter of 2010 financial results turned in the light of our preparation for future challenges.  Solution wise we have stabilized our LTE team and are working to create our LTE solution, to present its demo to customers and to ensure its fast integration with LTE networks.

Financially, we are cautiously balancing between required future investments and the need to still keep our expenses tightly controlled.  This is why I can report the TTI book to bill ratio this quarter is one.

As you may have noticed, in response to a media report in Israel regarding a potential transaction, we publicly reported that we are in negotiation regarding a potential acquisition of all the shares of the company.

I would like to note that there can not be any assurance as to whether any transaction will be consummated.  In addition, I would like to clarify that we do not intend to make any further announcements or respond to any question on this matter until legally required to do so.

I would like now to turn the floor over to our CFO, Tali Tueg-Cohen for a review of the first quarter financial results.

Tali Tueg-Cohen:
Thank you, Meir.  Total revenues for the first quarter were $10.5 million compared to $10.8 million in the first quarter of 2009 and $10.7 million in the fourth quarter of 2009.  Total operating expenses were $4.8 million compared to $5.2 million in the first quarter of 2009 and $5 million in the fourth quarter of 2009.

Operating income for the quarter was $291,000 compared to an operating income of $596,000 for the third – for the first quarter of 2009, and an operating income of $566,000 in the fourth quarter of 2009.  The increase in financial expenses this quarter can be mainly explained by the weakening euro compared to the American dollar.

Net loss was $192,000 or one cent per basic and diluted share compared to a net income of $466,000 or two per basic and diluted share in the first quarter of 2009, and a net income of $15,000 or zero per basic and diluted share in the fourth quarter of 2009.

Turning to the balance sheet, on March 31, 2010 the company had approximately $31 million in cash and cash equivalence.  We ended the quarter with total ordinary shares outstanding of 60,130,431 compared to 60,003,158 that was owed on December 31, 2009.

As of March 31, we had 2.8 million preferred shares and 2.2 million (were) still outstanding.  We will continue to update these figures on a quarterly basis.  Finally, DSO decreased to 59 days compared with 67 days last quarter.

This concludes my prepared remarks. Now I will turn the call over to Avner.

Avner Amran:
Thank you, Tali.  The geographical breakdown of revenue for the first quarter of 2010 was as follows, the Americas approximately ($2.10) million or 27 percent of revenue, EMEA $6.5 million or 62 percent, and APAC $1.2 million or 11 percent.

Comparing 2010 first quarter results to 2009 first quarter results, one can see that the geographical breakdown of revenues has not changed significantly.  In the first quarter of 2009, the geographical breakdown of revenues was as follows, The Americas approximately $3 million or 28 percent of revenues, EMEA $6.6 million or 61 percent and APAC $1.2 million or 11 percent.

In the first quarter of 2010, mobile operations accounted for approximately 45 percent of the growth in revenue, with the remaining 55 percent coming from wireline carriers including IP, broadband and (inaudible) services.  This compares to 38 percent of revenue coming from mobile operators and 62 percent coming from wireline operators in the first quarter of 2009.

In the first quarter of 2010, one customer accounted for 10 percent or more of revenues, that decrease compares to the two customers that amount for 10 percent or more of revenues in the first quarter of 2009.

As mentioned in previous meetings, TTI Telecom continues to invest efforts in strengthening its collaboration with global integrators.  This quarter I am proud to report the press release that we have published together with Huawei announcing the realization of fast integration between Huawei LTE network and TTI Telecom's Service Assurance Solution.

Additionally, last week at the yearly TM TeleManagement Forum World event held in France, TTI demonstrated its planned LTE solution.  Gladly I can also report the acknowledgement of TTI's performance management market share in this year's report of Analysys Mason, a distinguished industry target (inaudible).

This concludes my prepared remarks. Now I will turn the call over to Meir.

Meir Lipshes:
Thank you.  As mentioned, we are encouraged by our last month's activities, the LTE (and the assimilation), the presentation of our planned LTE solution and our successful integration test with LTE and networks providers.

Looking at 2010, we rely on the overall anticipation of a gradual recovery in capital spending.  We do hope that the latest occurrence in the (European) markets will have no major affect on everyone's business.  And therefore, relentless yet kosher and realistic we are investing resources in the building of our future while still tightly managing our expenses.

This concludes my prepared remarks and I would now like to open the call to your questions. Please, operator.

Operator:
Ladies and gentlemen, at this time I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad.  We'll pause for a moment to compile the Q&A roster.

And once again, ladies and gentlemen, in order to ask a question please press star then the number one on your telephone keypad. And at this time I'm showing no responses. Again ladies and gentlemen, in order to ask a question please press star then the number one on your telephone keypad.

And again, in order to ask a question, please press star then the number one on your telephone keypad.  And we have no responses to the Q&A session.  I'll turn the conference back to management for any closing remarks.

Rebecca Aspler:	OK. Thank you, operator. And again, thank you, everyone, for joining this call. Good day now.

Operator:	And, ladies and gentlemen, that concludes the TTI Telecom Q1 2010 Earnings conference call. We appreciate your time. You may now disconnect.

END